UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-15157
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PACTIV 401(k) SAVINGS AND INVESTMENT PLAN
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PACTIV CORPORATION
1900 WEST FIELD COURT
LAKE FOREST, IL 60045

Pactiv 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2008
CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9

Consent of Independent Registered Public Accounting Firm
EX-23

Report of Independent Registered Public Accounting Firm
To the Pactiv Corporation Benefits Committee:
We have audited the accompanying statements of net assets available for benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Chicago, Illinois
June 24, 2009

Pactiv 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

ASSETS
Investments, at fair value:
Common stock	$36,491,686	$45,619,936
Registered investment companies	110,156,084	173,234,933
Money market fund	30,347,766	28,453,938
Participant loans	2,896,512	2,971,806

Total investments	179,892,048	250,280,613

Net receivable for pending trades	—	55,372

Net assets available for benefits	$179,892,048	$250,335,985

See notes to financial statements.

Pactiv 401(k) Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2008	2007
ADDITIONS
Dividends and interest income	$6,069,007	$8,521,199

Contributions:
Participant	10,830,056	11,085,662
Employer	6,316,395	6,306,842
Rollover	529,364	1,300,431

Total contributions	17,675,815	18,692,935

Total additions	23,744,822	27,214,134

DEDUCTIONS
Benefit payments	25,460,462	17,051,917
Administrative expenses	51,302	44,587

Total deductions	25,511,764	17,096,504

Net appreciation (depreciation) in fair value of investments:
Common stock	(4,073,167)	(14,963,306)
Registered investment companies	(64,603,828)	10,504,586

Total net appreciation (depreciation) in fair value of investments	(68,676,995)	(4,458,720)

Net increase (decrease)	(70,443,937)	5,658,910
Net assets available for benefits, beginning of year	250,335,985	244,677,075

Net assets available for benefits, end of year	$179,892,048	$250,335,985

See notes to financial statements.

Pactiv 401(k) Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007
1. DESCRIPTION OF PLAN
The following description of the Pactiv 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
GENERAL
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (the Company) is the sponsor of the Plan.
ELIGIBILITY AND CONTRIBUTIONS
Employees are eligible to enter the Plan on the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company matching contributions after completing one year of service.
Participants may make regular before-tax contributions by payroll deduction of 1% up to 25% of eligible compensation, as defined in the Plan, with such contributions limited to $15,500 for 2008 and 2007. Participants who are 50 or older may make catch-up contributions by payroll deductions of 1% to 50% of eligible compensation, with such catch-up contributions limited to $5,000 in 2008 and 2007.
After completing one year of service, the Company matches all or a portion of participants’ regular contributions as follows:
Grandfathered Participants

Maximum Match as a Percentage
Years of Participation	of Eligible Compensation
Less than 3	4%
3 to less than 5	5
5 to less than 7	6
7 or more	8
Effective January 1, 2003, non-grandfathered participants receive Company matching contributions of 100% of the first 3% of eligible compensation deferred, and 50% of the next 2% of eligible compensation deferred to the Plan. This matching formula applies to employees that are hired, rehired, or transferred into a salaried position on or after January 1, 2003, and employees who were not contributing to the Plan on December 31, 2002 (or on January 31, 2003, if hired in November of 2002 or on February 28, 2003, if hired in December 2002). In addition, this matching formula applies to certain highly compensated employees who would otherwise be considered grandfathered participants for the 2005 and subsequent plan years.
Company matching contributions can be made in the form of Pactiv Corporation common stock or cash. Company matching contributions made in cash are invested in the same investment option(s) as the participants’ own regular (and catch-up) contributions. In 2008 and 2007, the Company made all matching contributions in cash.
Participants are permitted to sell Pactiv Corporation common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.

INVESTMENT OPTIONS
Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested. In addition, participants have the right to change their investment elections with respect to future contributions or transfer existing account balances between the various investment options at any time.
VESTING
Participants are always 100% vested in their entire account balances.
PAYMENT OF BENEFITS
Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution. Participants with balances of $5,000 or less are paid an automatic lump sum distribution as soon as administratively feasible after termination of employment or retirement. If the vested account balance is greater than $1,000 but $5,000 or less, the automatic lump sum distribution is rolled over to an IRA selected by the Company unless the participant elects otherwise.
A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal may not exceed the participant’s account balance reduced by the portion of the account balance attributable to participant before-tax contributions and earnings thereon. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of his account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover contributions account. A participant who has not attained age 55 may request an in-service withdrawal of his after-tax contributions made prior to April 1, 1984, and any Company matching contributions credited to his account prior to January 1, 1993.
PARTICIPANT LOANS
Active participants who have not had a loan during the previous 90 days may obtain a loan from their account with a term of 12 to 54 months. Participants may have only one loan outstanding at any time and may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. The interest rate charged is the Federal Reserve’s prime rate (posted in the Federal Reserve’s release) as in effect as of the end of the month prior to the month in which the loan is requested. Principal and interest are paid through payroll deductions or manual loan payments if a participant is on an unpaid leave of absence.
PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
ADMINISTRATION
The Plan is currently administered by the Pactiv Corporation Benefits Committee.
2. SUMMARY OF ACCOUNTING POLICIES
BASIS OF ACCOUNTING
Financial statements of the Plan are prepared using the accrual basis of accounting.
PARTICIPANT ACCOUNTS
Each participant’s account is credited with the participant’s regular and catch-up contributions, if applicable, and the Company’s matching contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the balance in his account.

EXPENSES
Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.
USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.
INVESTMENT VALUATION
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement (see Note 6 for further details on the fair value valuation hierarchy and input levels). Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Pactiv and other common stocks
Pactiv common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy. Other common stocks valued at the closing price are reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.
Registered investment companies
These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is active and is classified within Level 1 of the valuation hierarchy.
Money Market Fund
The Fidelity Retirement Money Market Portfolio invests in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. The NAV per unit of this money market fund is $1 and is classified within Level 1 of the valuation hierarchy.
Loans to plan participants
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value, and are classified within Level 3 of the valuation hierarchy.
3. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. INVESTMENTS
Investments that represented 5% or more of fair value of the Plan’s net assets were as follows:

	2008	2007
Pactiv Corporation Common Stock	$36,309,879	$44,009,142
Fidelity Growth Company Fund	32,587,785	58,328,801
Fidelity Retirement Money Market Portfolio	30,347,766	28,453,938
PIMCO Total Return Fund	15,708,297	*
Fidelity Diversified International	12,130,091	24,201,039
Spartan U.S. Equity Index Fund	12,077,414	19,516,099
Fidelity Low-Priced Stock Fund	*	15,975,595

*	Below 5% threshold
5. INCOME TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated December 6, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.
6. FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157, which does not require the use of any new fair value measurements, clarifies the application of other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material effect on the Plan’s financial statements upon adoption.
SFAS No. 157 describes three levels of inputs that may be used to measure fair value of an asset or liability:
•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•	Level 2 inputs are quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

•	Level 3 inputs are unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following tables detail the Plan’s investment assets at fair value and their levels within the fair value hierarchy. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement for the financial instrument.
Investments at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
ASSETS
Common stock	$36,491,686	$—	$—	$36,491,686
Registered investment companies	110,156,084	—	—	110,156,084
Money market funds	30,347,766	—	—	30,347,766
Participant loans	—	—	2,896,512	2,896,512

Total assets at fair value	$176,995,536	$—	$2,896,512	$179,892,048

Total Plan investment assets at fair value classified within Level 3 were $2,896,512 as of December 31, 2008, which consists of participant loans. Such amounts were 2% of total investment assets on the Plan’s statements of net assets available for benefits at fair value as of December 31, 2008.
The following table sets forth a summary of changes in fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008.

Level 3 Assets	Participant Loans
Balance at January 1, 2008	$2,971,806
Purchases, sales, issuances, and settlements (net)	(75,294)

Balance at December 31, 2008	$2,896,512

7. PARTY-IN-INTEREST
The Plan invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan’s sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

Pactiv 401(k) Savings and Investment Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN 36-2552989 Plan #033
December 31, 2008

IDENTITY OF ISSUER	DESCRIPTION OF ASSET	NO. OF SHARES OR UNITS	CURRENT VALUE

PIMCO	PIMCO Total Return Fund	1,549,142	$15,708,297
Morgan Stanley	Morgan Stanley Institutional Fund - Small Company Growth Portfolio	425,629	3,060,274
Davis New York	Davis New York Venture Fund	249,711	5,898,166
Allianz Global Investors	Allianz NFJ Small-Cap Value Fund	226,355	4,312,071
Pactiv Corporation	Pactiv Corporation Common Stock*	1,459,079	36,309,879
Tenneco Automotive	Tenneco Automotive Common Stock	53,031	181,807
Fidelity Management	Fidelity Growth Company Fund*	665,600	32,587,785
Trust Company	Fidelity Asset Manager Fund*	456,713	4,950,768
	Fidelity Low-Priced Stock Fund*	384,598	8,891,910
	Fidelity Diversified International*	563,928	12,130,091
	Fidelity Freedom Income*	30,006	286,859
	Fidelity Freedom 2000*	5,620	56,485
	Fidelity Freedom 2010*	137,791	1,427,520
	Fidelity Freedom 2020*	139,391	1,400,875
	Fidelity Freedom 2030*	94,455	921,880
	Fidelity Freedom 2040*	131,914	737,400
	Fidelity Freedom 2005*	33,531	281,328
	Fidelity Freedom 2015*	124,054	1,061,904
	Fidelity Freedom 2025*	147,025	1,210,016
	Fidelity Freedom 2035*	105,343	845,904
	Spartan Extended Market Index Fund*	102,401	2,309,137
	Fidelity Retirement Money Market Portfolio*	30,347,766	30,347,766
	Spartan U.S. Equity Index Fund*	378,602	12,077,414
	Participant loans*	Interest rates ranging from 4% to 8.75%	2,896,512

			$179,892,048

*	Indicates party-in-interest to the Plan.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

PACTIV 401(k) SAVINGS AND INVESTMENT PLAN
Date: June 24, 2009	/s/ Michael O. Oliver
Michael O. Oliver
Vice President and Chief Human Resources Officer and Member of Pactiv Corporation Benefits Committee